The Real Brokerage to Host Second Quarter 2023 Earnings Conference Call

TORONTO and NEW YORK -- The Real Brokerage Inc. (TSX: REAX) (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that it will release its second quarter 2023 financial results before market open on Wednesday, August 9, 2023.

The Company will subsequently hold a conference call to discuss operating and financial results for the quarter on Wednesday, August 9, 2023 at 11:00 a.m. ET.

Conference Call Details:

Date:	Wednesday, August 9, 2023

Time:	11:00 a.m. ET

Dial-in Number:	North American Toll Free: 877-545-0523
International: 973-528-0016

Access Code:	774191

Webcast:	https://www.webcaster4.com/Webcast/Page/2699/48756

Replay Number:	North American Toll Free: 877-481-4010

International: 919-882-2331

Passcode:	48756

Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/48756

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's second quarter 2023 earnings call, the release of the financial results and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

The Real Brokerage Inc. is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Director, Communications
elisabeth@therealbrokerage.com

201.564.4221